Exhibit 23.1

CONSENT OF INDEPENDENT VALUER

We hereby consent to the reference of our name and description of our role in the valuation process of the estimated net asset values per common share of Lightstone Value Plus Real Estate Investment Trust II, Inc. and its subsidiaries being included or incorporated by reference in the Registration Statement on Form S-3 (No. 333-198985) of Lightstone Value Plus Real Estate Investment Trust II, Inc., by being filed on an Annual Report on Form 10-K of Lightstone Value Plus Real Estate Investment Trust II, Inc. on March 20, 2017.

In giving such consent, we do not thereby admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Robert A. Stanger & Co., Inc.
Robert A. Stanger & Co., Inc.
March 20, 2017